Q1 2014 % Change Y/Y Total Revenues $118.2 million +0.5% Soda Maker Units 604,000 - 22% Flavor Units 8.4 million +9% CO 2 Refill Units 5.8 million +22% Net Income $1.8 million - 85% EPS* $0.08 - 86% Financial Highlights Q1 2014 *Based on 21.3 million weighted shares outstanding in Q 1 2014 and 21.2 million weighted shares outstanding in Q 1 2013

Quarterly Revenue 2009 - 2014 (in $ Million) Quarterly Revenue Growth 27.9 31.6 35.9 40.9 39.1 50.0 54.5 64.9 58.5 69.1 75.7 85.7 87.9 103.0 112.5 132.9 117.6 132.4 144.6 168.1 118.2 - 20.0 40.0 60.0 80.0 100.0 120.0 140.0 160.0 180.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013 2014

Quarterly Soda Maker Unit Sales 2009 - 2014 (in thousands ) Quarterly Soda Maker Units Growth 184 203 285 385 297 463 449 712 592 634 717 767 683 764 940 1 , 111 776 935 1,196 1,542 604 - 200 400 600 800 1,000 1,200 1,400 1,600 1,800 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013 2014

Quarterly Refill Unit Sales 2009 - 2014 (in millions) Quarterly CO 2 Refill Units Growth 1.9 2.1 2.2 2.3 2.3 2.5 2.8 2.7 2.9 3.4 3.6 3.4 3.7 4.2 4.3 4.3 4.8 5.5 5.8 5.4 5.8 - 1.0 2.0 3.0 4.0 5.0 6.0 7.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013 2014

Quarterly Flavor Unit Sales 2009 - 2014 (in millions) Quarterly Flavor Units Growth 1.4 1.7 2.0 2.2 3.0 3.1 4.1 3.7 3.8 6.1 4.4 4.6 5.8 7.2 7.7 7.4 7.7 8.5 8.3 9.8 8.4 0.0 2.0 4.0 6.0 8.0 10.0 12.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013 2014

Fiscal 2014 Guidance Update Based on first quarter results and current projections for the remainder of the year, the Company is maintaining its outlook: • The Company still expects full year 2014 revenue to increase approximately 15 % over 2013 revenue of $ 562.7 million . • The Company still expects full year 2014 EBITDA to increase approximately 11 % over 2013 EBITDA of $ 62.2 million. Excluding changes in foreign currency exchange rates compared to 2013 , the Company expects 2014 EBITDA to increase approximately 25 % over 2013 . • The Company still expects full year 2014 net income to increase approximately 3 % over 2013 net income of $ 42.0 million .

Consolidated Statements of Operations Q 1 - 2014 vs. Q 1 - 2013 Consolidated Statements of Operations In thousands (other than per share amounts) For the three months ended March 31, 2013 2014 (Unaudited) Revenue $ 117,639 $ 118,172 Cost of revenue 53,554 56,326 Gross profit 64,085 61,846 Operating expenses Sales and marketing 38,859 46,146 General and administrative 11,609 13,355 Total operating expenses 50,468 59,501 Operating income 13,617 2,345 Interest expense, net 25 47 Other financial expense, net 210 172 Total financial expense, net 235 219 Income before income taxes 13 , 382 2 , 126 Income tax expense 1,298 348 Net income for the period $ 12,084 $ 1,778 Net income per share Basic $ 0.58 $ 0.09 Diluted $ 0.57 $ 0.08 Weighted average number of shares Basic 20,682 20,908 Diluted

21,211 21,289